Mail Stop 3561

March 26, 2009

Robert Hoglund
Senior Vice President and Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, New York 10003

       Re: **Consolidated Edison, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 23, 2009
               File No. 001-14514
               Consolidated Edison Company of New York, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2008
               Filed February 23, 2009
               File No. 001-01217

Dear Mr. Hoglund:

       We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results …, page 26

Contractual Obligations, page 41

1.   Please explain to us how you arrived at the high estimated interest expenses related to the long term debt in the contractual obligations table in light of the low interest rates disclosed in Note C.

Con Edison of New York, page 47

Electric, page 54

2.   Please tell us and disclose the nature of the "Residential/Religious" customer class you referred to in the revenue tables on pages 47, 50, 54 and 56.

Item 8. Financial Statements and Supplementary Data, page 60

Notes to Financial Statements, page 82

Note A- Summary of Significant Accounting Policies, page 82

Plant and Depreciation, page 82

3.   We note the estimated useful lives of your various utility and non-utility plants ranged up to 65-85 years. In this regard, explain to us why the estimated useful lives of 65 to 85 years are reasonable for certain of these plants given their nature.

Note B – Regulatory Matters, page 86

4.   We note the order made effective on March 25, 2008, included a provision for the potential refund to customers of $237 million. Please clarify for us and disclose whether a regulatory liability was established. If not, please explain your basis for not recording a regulatory liability.

Note H – Other Material Contingencies, page 104

Manhattan Steam Main Rupture, page 104

5.   We note subsequent to the July 2007 Manhattan Steam Rupture, Con Edison incurred significant costs. In response, the PSC's ruling in November 2008 disallowed the operating, capital and retirement costs you had incurred and

limited the recovery to the amounts related to insurance premium increase resulting from the rupture. Please explain to us how Con Edison reasonably concluded a $4 million regulatory liability to be used for future steam customer benefit was adequate.

6. We note your disclosure regarding various lawsuits related to the compensatory and punitive damages associated with the rupture. Please update us as to the status of these lawsuits. If no accrual has been established, please state this fact or if there is a range of additional possible loss in excess of an accrued amount, please tell us and disclose the accrued amount and the estimated range of reasonably possible loss. You indicate your insurance carriers were notified. Please tell us whether you have recorded any receivables related to expected recoveries under any of these insurance policies.

Note L – Income Tax, page 108

Uncertain Tax Positions, page 109

7. We note in Note J on page 108 that the Company and the IRS have not reached an agreement on the treatment of LILO transactions for 2007; however, we note the IRS disallowed $43 million in deductions for the 2006 tax year and intends to disallow $332 million in deductions for tax years 1998 through 2005. Please explain to us how you have considered the guidance within FIN 48 with respect to your LILO tax positions.

Item 9A. Controls and Procedures, page 127

8. You state that you "maintain disclosure controls and procedures designed to provide reasonable assurance that the information required to be disclosed in the reports you submit to the Securities and Exchange Commission (SEC) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Securities Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Refer to Securities Exchange Act Rule 13a-15(e).

Equity Compensation Plan Information, page 129

9.   Please describe briefly, in narrative form, the material features of each compensation plan under which you authorized equity securities for issuance that was adopted without the approval of security holders. Refer to Item 201(d)(3) of Regulation S-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director